August 8, 2008
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

Re:	Genta Incorporated Schedule 14A Filed July 2, 2008 File No. 000-19635
Dear Mr. Riedler:
This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated July 29, 2008 (the “Comment Letter”).
For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.
General
1.	We note that if the charter amendment occurs, upon conversion current stockholders could own less than two percent of the outstanding common stock of the company. Even taking into consideration the 4.999% ownership caps you mention, it is still possible that company ownership could become much more concentrated in the hands of fewer stockholders. Please state whether or not this is a step or part of a plan or arrangement to take the company private. Also, state your intentions regarding continuing to remain an Exchange Act reporting company. See Exchange Act Rule 13(e)(3).
Response to Comment 1:
Thank you for your comment. The charter amendment is not a step or part of a plan or arrangement to take the Company private. We intend to remain an Exchange Act reporting company. We have reviewed Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and particularly Exchange Act Rule 13e-3(a)(3)(i)(C) and Exchange Act Rule 13e-3(a)(3)(ii). In order for the Registrant’s transaction to be deemed a “Rule 13e-3

Securities and Exchange Commission
August 8, 2008

transaction”, it must produce any of the effects described in paragraph (a)(3)(ii) of the Rule, as follows:
(A) Causing any class of equity securities of the issuer ... to be held of record by less than 300 persons; or (B) Causing any class of equity securities of the issuer ... authorized to be quoted in an inter-dealer quotation system ... to be ... not authorized to be quoted on an inter-dealer quotation system.
Upon the closing of the transaction, the Registrant had more than 300 stockholders of record and the transaction will not result in the Registrant being ineligible for continued quotation on an inter-dealer quotation system. The Registrant has 553 holders of record as of August 1, 2008 and is still eligible for continued quotation on the Over-the-Counter Bulletin Board subsequent to the transaction.
Based upon the foregoing, we do not intend to add any additional disclosure to the Company’s proxy statement with respect to Comment 1.
2.	Please include a disclosure to shareholders of the recent delisting of Genta common stock from trading on the NASDAQ Stock Market.
Response to Comment 2:
Thank you for your comment. We propose to add the following language:
“Listing of our Common Stock
Effective May 7, 2008, we moved the trading of our common stock from The NASDAQ Capital Markets to the Over-the-Counter Bulletin Board (OTCBB) maintained by Financial Industry Regulator Authority (“FINRA”) (formerly, the National Association of Securities Dealers). This action was taken pursuant to receipt of notification from the NASDAQ Listing Qualifications Panel that we had failed to demonstrate our ability to sustain compliance with the $2.5 million minimum stockholders’ equity requirement for continued listing on The NASDAQ Capital Markets. On July 10, 2008, we received notification from The NASDAQ Capital Market that The NASDAQ Capital Market had determined to remove our common stock from listing on such exchange. The delisting was effective at the opening of the trading session on July 21, 2008.”
See page 21 of the revised proxy attached hereto as Exhibit A.
3.	Please include the financial disclosures required by Item 13(a) of Schedule 14A. We note that you contemplate providing a copy of your annual report on Form 10-K for December 31, 2007 along with the proxy statement. You should explicitly incorporate by reference this report in the proxy statement. Also, you should incorporate by reference and furnish your latest report on Form 10-Q and include pro forma financial statements, and ensure that you provide all of the disclosure required by Item 13(a) of Schedule 14A.

Securities and Exchange Commission
August 8, 2008

Response to Comment 3:
Thank you for your comment. Instruction 1 to Item 13(a) of Schedule 14A states that notwithstanding the provisions of Item 13, any or all of the information required by paragraph (a) of Item 13 not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. Specifically, Instruction 1 to Item 13(a) states, “In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” Because the matter to be acted upon is the approval of the amendment to the Company’s Certificate of Incorporation to increase the authorized shares of the Company’s common stock, and not the approval of the issuance of the convertible notes in the June 2008 convertible note financing, the Company relied upon Instruction 1 to Item 13(a) of Schedule 14A and, therefore, did not provide the disclosure required by Item 13(a). The Company also relied on Telephone Interpretation No. 41 provided by the Commission stating that “A proxy statement seeking shareholder approval of an increase in authorized common shares and the elimination of an authorized but unissued class of preferred stock would not require the inclusion or incorporation of financial statements.”
Based upon the foregoing, we do not intend to add any additional disclosure to the Company’s proxy statement with respect to Comment 3.
4.	Throughout the proxy statement, you state that if you do not amend the Restated Certificate of Incorporation that you will be in default under the securities purchase agreement, which could have a harmful effect on the company. Please expand your disclosure to explain all of the rights the holders of the notes will have if the certificate is not amended and a default occurs. For example, we note that Section 2.2 of the note appears to give the holders the right to demand immediate repayment of the principal in those circumstances.
Response to Comment 4:
Thank you for your comment. We propose to add the following language:
“Effect of an Event of Default and Noteholder Remedies
If an event of default occurs under the terms of the Notes, the holders of the Notes may at any time at their option declare the entire unpaid principal balance of such Note, together with all accrued interest thereon, due and payable, and such Note shall be accelerated; provided, however, that upon the occurrence of an event of default, the holder may (a) demand the redemption of such Note pursuant to Section 3.6(a) of such Note (as described below), (b) demand that the principal amount of the Note then outstanding and all accrued and unpaid

Securities and Exchange Commission
August 8, 2008

interest thereon be converted into shares of common stock at the conversion price per share on the trading day immediately preceding the date the holder demands conversion, or (c) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the transactions documents or applicable law.
Section 3.6(a) of the Notes provide for prepayment of the Notes in connection with an event of default. The holder may require the Company to prepay all or a portion of a Note in cash at a price equal to the sum of (i) the greater of (A) one hundred fifty percent (150%) of the aggregate principal amount of such Note plus all accrued and unpaid interest and (B) the aggregate principal amount of such Note plus all accrued but unpaid interest hereon, divided by the conversion price on (x) the date the Prepayment Price (as defined below) is demanded or otherwise due or (y) the date the Prepayment Price is paid in full, whichever is less, multiplied by the Daily VWAP (as defined in the Note) on (x) the date the Prepayment Price is demanded or otherwise due, and (y) the date the Prepayment Price is paid in full, whichever is greater, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of such Note and the other transaction documents (the “Prepayment Price”).
If the stockholders do not approve the increase in authorized shares within 120 days of the Initial Closing date, the Company will be in default and the above provisions apply.”
See page 16 of the revised proxy attached hereto as Exhibit A.
5.	In the answer to the penultimate question on page 3 regarding changing votes or revoking proxies, you mention that a stockholder can change his or her vote with a later telephone proxy. Please state the deadline for making such a change.
Response to Comment 5:
Thank you for your comment. We propose to add the following language:
“A telephone vote may be changed by a later telephone vote up until 11:59 PM EDT the night before the Annual Meeting.”
See page 6 of the revised proxy attached hereto as Exhibit A.
6.	In the answer to the penultimate question on page 4 regarding failure to instruct the broker on how to vote, you state that the charter amendment is a routine matter. Supplementally, please explain to us the basis for your apparent conclusion that the charter amendment is a routine matter on which a broker may vote in its discretion absent instructions from the beneficial owner of the shares of common stock.
Response to Comment 6:

Securities and Exchange Commission
August 8, 2008

Thank you for your comment. New York Stock Exchange (“NYSE”) Rule 452 governs when a broker may vote on a proposal absent instructions from the beneficial owner. Under NYSE Rule 452, a broker may vote on “routine matters” provided such matter is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights and privileges of such stock. NYSE Rule 452 also lists 18 exceptions to this rule, which include: (i) authorizes or creates indebtedness, (ii) alters the voting provisions or the proportionate voting power of a stock, or the number of votes per share, or (iii) authorizes a transaction not in the ordinary course of business in which an officer, director or substantial security holder has a direct or indirect interest.
The amendment to the Restated Certificate of Incorporation is a “routine matter” because it does not have a substantial effect on the rights and privileges of the Company’s Common Stock. The rights and privileges would not be affected by the amendment because each share of Common Stock retains its current rights and privileges in accordance with the Company’s Restated Certificate of Incorporation. Authorizing an increase in the number of shares of Common Stock will only cause dilution to the holders of the Common Stock. Typically, dilution is not considered a right or privilege of the Common Stock. If dilution was the only factor, then every charter amendment that increases the number of shares of common stock authorized would not be a routine matter. Furthermore, the amendment to the Restated Certificate of Incorporation does not fall into any of the exceptions to NYSE Rule 452 whereby a broker would be required to obtain customer instructions. Specifically, the effect of the proposal is solely to increase the authorized shares of Common Stock of the Company. The proposal does not (i) authorize or create indebtedness, (ii) alter the voting provisions or the proportionate voting power of a stock, or the number of votes per share, or (iii) authorize the June 2008 convertible note financing. The June 2008 convertible note financing, and the indebtedness created thereunder, was authorized by the Audit Committee and the Board of Directors of the Company in accordance with the Company’s Restated Certificate of Incorporation. Under the amendment to the Restated Certificate of Incorporation, the voting provisions, the proportionate voting power of the Common Stock and the number of votes per share of Common Stock will remain the same.
Therefore, the Company concluded that the charter amendment was a routine matter on which a broker may vote in its discretion absent instructions from the beneficial owner of the shares of Common Stock.
Based upon the foregoing, we do not intend to add any additional disclosure to the Company’s proxy statement with respect to Comment 6.
Proposal One, page 5
7.	Please provide the five years of biographical information required by Item 401(e) of Regulation S-K, including the dates of the respective principal occupations and employment of each of the directors. Please ensure that you have provided similar disclosure for each executive officer, starting on page 17.
Response to Comment 7:

Securities and Exchange Commission
August 8, 2008

Thank you for your comment. We propose to replace the directors and executive officers biographical information with the following:
Board of Directors
     Raymond P. Warrell, Jr., M.D., 58, has been our Chief Executive Officer and a member of our Board since December 1999 and our Chairman since January 2001. From December 1999 to May 2003, he was also our President. From 1978 to 1999, Dr. Warrell was associated with the Memorial Sloan-Kettering Cancer Center in New York, where he held tenured positions as Member, Attending Physician, and Associate Physician-in-Chief, and with the Joan and Sanford Weill Medical College of Cornell University, where he was Professor of Medicine. Dr. Warrell also has more than 20 years of development and consulting experience in pharmaceuticals and biotechnology products. He was a co-founder and chairman of the scientific advisory board of PolaRx Biopharmaceuticals, Inc., which developed Trisenox®, a drug for the treatment of acute promyelocytic leukemia, which is now marketed by Cephalon, Inc. Dr. Warrell holds, or has filed, numerous patents and patent applications for biomedical therapeutic or diagnostic agents. He has published more than 100 peer-reviewed papers and more than 240 book chapters and abstracts, most of which are focused upon drug development in tumor-related diseases. Dr. Warrell is a member of the American Society of Clinical Investigation, the American Society of Hematology, the American Association for Cancer Research and the American Society of Clinical Oncology. Among many awards, he has received the U.S. Public Health Service Award for Exceptional Achievement in Orphan Drug Development from the FDA. He obtained a B.S. in Chemistry from Emory University, a M.D. from the Medical College of Georgia, and a M.B.A. from Columbia University Graduate School of Business. Dr. Warrell is married to Dr. Loretta M. Itri, President, Pharmaceutical Development and Chief Medical Officer of Genta.
     Martin J. Driscoll, 49, has been a member of our Board since September 2005. Mr. Driscoll brings more than twenty-seven years of executive experience in pharmaceutical Marketing & Sales, Business Development and Commercial Operations to the Genta Board. In March 2008, Mr. Driscoll became Chief Executive Officer of Javelin Pharmaceuticals, Inc. (AMEX:JAV) of Cambridge, Massachusetts where he had also served as a director since 2006. Javelin is a specialty pharmaceutical company that applies innovative proprietary technologies to develop new drugs and improved formulations of existing drugs that target current and underserved medical need in the pain management market. Mr. Driscoll joined Javelin from Pear Tree Pharmaceuticals, Inc., a development-stage company focused on women’s prescription healthcare products. Mr. Driscoll was CEO of Pear Tree Pharmaceuticals from September 2007 until March 2008. From August 2005 until September 2007, Mr. Driscoll was President of MKD Consulting Inc., a pharmaceutical management and commercialization consulting firm, and a Partner at TGaS Consulting, a pharmaceutical commercial operations benchmarking firm. From July 2003 until August 2005, Mr. Driscoll was Senior Vice President of Marketing and Sales at Reliant Pharmaceuticals, a privately held company that markets a portfolio of branded pharmaceutical products, where he was a member of the Management Committee and an Executive Officer of the Company. From 1983 to 1990, Mr. Driscoll held positions of increasing responsibility at Schering Plough Corporation, including most recently as Vice President of Marketing and Sales for Schering’s Primary Care Division. He previously served as Vice President, Marketing and Sales, for the Schering Diabetes Unit, and also for Key Pharmaceuticals, the largest Schering U.S. Business Unit. His experience includes management of franchises that encompass oncologic, cardiovascular, anti-infective, metabolic, CNS, pulmonary and dermatologic products. At both Reliant and Schering, Mr. Driscoll had extensive experience in the negotiation, implementation and management of collaborations with other companies. Prior to joining Reliant, from 2000 to 2002 Mr. Driscoll was Vice President, Commercial Operations and Business Development at ViroPharma Inc., where he built the first commercial Sales and Marketing operation, and was the ViroPharma Chair for the ViroPharma/Aventis Joint Steering Committee for their Phase 3 antiviral product collaboration.
     Christopher P. Parios, 67, has been a member of our Board since September 2005. Mr. Parios has more than thirty-seven years of pharmaceutical industry experience, including product development, marketing and promotion, strategy and tactic development, and managing pharmaco-economic and reimbursement issues. He has worked with many of the major companies in the pharmaceutical industry including Hoffmann-LaRoche, Ortho-

Securities and Exchange Commission
August 8, 2008

McNeil, Pfizer, Novartis, Schering Plough, Janssen, Ortho Biotech, and Bristol-Myers Squibb. For the period 1997 to May of 2008, Mr. Parios was Executive Director of The Dominion Group, an independent healthcare consulting firm that specializes in market research, strategic planning, and competitive intelligence monitoring. In this role, he was responsible for the full range of market research, consulting, and business planning activities to facilitate informed business decisions for clients regarding product development, acquisitions, product positioning, and promotion. Mr. Parios continues to consult with the Dominion Group on a part-time basis. Previously, Mr. Parios was President and Chief Operating Officer of the Ferguson Communication Group, as well as Vice Chairman of the parent company, CommonHealth USA, a leading full-service communications resource for the healthcare industry. Mr. Parios was a partner in Pracon, Inc., a health-care marketing consulting firm from 1982 to 1991, and helped engineer the sale of that firm to Reed-Elsevier in 1989. Over a twenty-year period, Mr. Parios held progressively senior positions at Hoffmann-LaRoche, Inc., most recently as Director of New Product Planning and Regulatory Affairs Management. This group established the project management system for drug development at Roche and coordinated developmental activities for such products as Versed®, Rocephin®, Roferon®, Accutane®, Rimadyl®, and Tegison®. Mr. Parios was also a member of the corporate team responsible for domestic and international product and technology licensing activities.
     Daniel D. Von Hoff, M.D., F.A.C.P., 60, has been a member of our Board since January 2000. Since November 2002, he has been Physician in Chief and Director of Translational Research at Translational Genomics Research Institute’s (TGen) in Phoenix, Arizona. He is also Chief Scientific Officer for US Oncology since January 2003 and he is also the Chief Scientific Officer, Scottsdale Clinical Research Institute since November 2005. Dr. Von Hoff’s major interest is in the development of new anticancer agents, both in the clinic and in the laboratory. He and his colleagues were involved in the beginning of the development of many of the agents now used routinely, including: mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, CPT-11, and others. At present, he and his colleagues are concentrating on the development of molecularly targeted therapies. Dr. Von Hoff’s laboratory interests and contributions have been in the area of in vitro drug sensitivity testing to individualize treatment for the patient. He and his laboratory are now concentrating on discovery of new targets in pancreatic cancer. Dr. Von Hoff has published more than 531 papers, 129 book chapters, and more than 891 abstracts. Dr. Von Hoff was appointed to President Bush’s National Cancer Advisory Board for June 2004 — March 2010. Dr. Von Hoff is the past President of the American Association for Cancer Research, a Fellow of the American College of Physicians, and a member and past board member of the American Society of Clinical Oncology. He is a founder of ILEX™ Oncology, Inc. (recently acquired by Genzyme). He is founder and the Editor Emeritus of Investigational New Drugs — The Journal of New Anticancer Agents; and, Editor-in-Chief of Molecular Cancer Therapeutics.
     Douglas G. Watson, 63, has been a member of our Board since April 2002 and was appointed Vice Chairman of our Board and Lead Director in March 2005. From 1999 through the present, Mr. Watson is the founder and has served as the Chief Executive Officer of Pittencrieff Glen Associates, a leadership and management-consulting firm. Prior to taking early retirement in 1999, Mr. Watson spent 33 years with Geigy/Ciba-Geigy/Novartis, during which time he held a variety of positions in the United Kingdom, Switzerland and the United States. From 1986 to 1996, he was President of Ciba U.S. Pharmaceuticals Division, and in 1996 he was appointed President & Chief Executive Officer of Ciba-Geigy Corporation. During this ten-year period, Mr. Watson was an active member of the Pharmaceutical Research & Manufacturers Association board in Washington, DC. Mr. Watson became President & Chief Executive Officer of Novartis Corporation in 1997 when the merger of Ciba-Geigy & Sandoz was approved by the Federal Trade Commission. Mr. Watson is currently Chairman of the Board of OraSure Technologies Inc., and Chairman of the Board of Javelin Pharmaceuticals Inc. He also serves on the boards of Dendreon Corporation and BioMimetic Therapeutics Inc.
Executive Officers:
     Raymond P. Warrell, Jr., M.D., 58, has been our Chief Executive Officer and a member of our Board since December 1999 and our Chairman since January 2001. From December 1999 to May 2003, he was also our President. From 1978 to 1999, Dr. Warrell was associated with the Memorial Sloan-Kettering Cancer Center in New York, where he held tenured positions as Member, Attending Physician, and Associate Physician-in-Chief, and with the Joan and Sanford Weill Medical College of Cornell University, where he was Professor of Medicine. Dr.

Securities and Exchange Commission
August 8, 2008

Warrell also has more than 20 years of development and consulting experience in pharmaceuticals and biotechnology products. He was a co-founder and chairman of the scientific advisory board of PolaRx Biopharmaceuticals, Inc., which developed Trisenox®, a drug for the treatment of acute promyelocytic leukemia, which is now marketed by Cephalon, Inc. Dr. Warrell holds or has filed numerous patents and patent applications for biomedical therapeutic or diagnostic agents. He has published more than 100 peer-reviewed papers and more than 240 book chapters and abstracts, most of which are focused upon drug development in tumor-related diseases. Dr. Warrell is a member of the American Society of Clinical Investigation, the American Society of Hematology, the American Association for Cancer Research and the American Society of Clinical Oncology. Among many awards, he has received the U.S. Public Health Service Award for Exceptional Achievement in Orphan Drug Development from the FDA. He obtained a B.S. in Chemistry from Emory University, a M.D. from the Medical College of Georgia, and a M.B.A. from Columbia University Graduate School of Business. Dr. Warrell is married to Dr. Loretta M. Itri, President, Pharmaceutical Development and Chief Medical Officer of Genta.
     Richard J. Moran, CPA, 61, became our Senior Vice President and Chief Financial Officer in September 2005 and retired in February 2008. Mr. Moran brought extensive and diversified finance experience from a long career with Johnson & Johnson (J&J) and several of its operating companies. He served as Chief Financial Officer, Vice President Finance, and member of the U.S.A. Board of Ortho Biotech from 1995 until 2002, and from 2000 to 2002 he assumed additional finance responsibility for the Ortho Biotech Worldwide Board. In that role, he was responsible for planning, preparation, management, compliance and controls of the accounting and financial activities of this $4.4 billion global business unit. From 2002 until his retirement in 2004, he served as Director at J&J’s Corporate Headquarters, where he was charged with strategic development and implementation of Sarbanes-Oxley Section 404 compliance requirements at more than 350 worldwide locations with $45 billion in annual sales. Mr. Moran previously served as Finance Group Controller for J&J’s International Cilag, Ortho Pharmaceuticals, McNeil Pharmaceuticals (ICOM) Group from 1989 to 1994 during the launch of Eprex® in 50 countries and Procrit® in the U.S., and he served as a Board member for both Cilag Europe and the ICOM Group. From 1983 to 1988, Mr. Moran was a Director of J&J’s Corporate Internal Audit Department. Mr. Moran is a member of the New Jersey Society of Certified Public Accountants, the American Institute of Certified Public Accountants, and has served as Chairman of the Board and Treasurer of the American Red Cross of Somerset County, NJ. Mr. Moran retired from Genta effective February 29, 2008.
     Gary Siegel, 50, joined Genta in May 2003 as Director, Financial Services, was appointed Senior Director, Financial Services in April 2004 and was appointed Vice President, Finance in September 2007. During his tenure at Genta, Mr. Siegel has been accountable for the day-to-day accounting and financial operations of the Company including public and management reporting, treasury operations, planning, financial controls and compliance. Mr. Siegel became an executive officer of the Company and assumed the role of interim Principal Accounting Officer, interim Principal Financial Officer and interim Corporate Secretary, effective February 29, 2008, while the Company searches for Mr. Moran’s successor. Prior to joining Genta, he worked for two years at Geller & Company, a private consulting firm, where he led the management reporting for a multi-billion dollar client. His twenty-two years of experience in the pharmaceutical industry include leadership roles at Warner-Lambert Company and Pfizer Inc., where he held positions of progressively increasing levels of responsibility including Director, Corporate Finance and Director, Financial Planning & Reporting.
     W. Lloyd Sanders, 47, assumed the position of Senior Vice President and Chief Operating Officer in March 2008. He had been our Senior Vice President, Commercial Operations since October 2006. Mr. Sanders joined Genta in January 2006 as Vice President, Sales and Marketing. He has twenty years of experience in the pharmaceutical industry. Prior to joining Genta, Mr. Sanders was associated with Sanofi-Synthelabo, and subsequently Sanofi-Aventis. From October 2004 through January 2006, he was Vice-President, Oncology Sales for the combined companies. In that role, he had key product sales responsibility for Eloxatin® (oxaliplatin), Taxotere® (docetaxel), Anzemet® (dolasetron mesylate), and ELITEK® (rasburicase). He led the successful restructuring, integration, deployment, strategic development, and tactical execution of the merged companies’ sales forces. He was responsible for national account GPO contracting strategy and negotiations, and he shared responsibility for oncology sales training and sales operations. From October 2002 through October 2004, Mr. Sanders was Area Vice

Securities and Exchange Commission
August 8, 2008

President, Oncology Sales. He led the 110-member team that achieved record sales for an oncology product launch with Eloxatin®. From 1987 until 2002, he held positions of progressively increasing levels of responsibility at Pharmacia, Inc. (now Pfizer), most recently as Oncology Sales Director, West/East. Mr. Sanders holds a Bachelor of Business Administration from Memphis State University.
     Loretta M. Itri, M.D., F.A.C.P., 58, has been our President, Pharmaceutical Development and Chief Medical Officer since May 2003, prior to which she was Executive Vice President, Pharmaceutical Research and Development and Chief Medical Officer. Dr. Itri joined Genta in March 2001. Previously, Dr. Itri was Senior Vice President, Worldwide Clinical Affairs, and Chief Medical Officer at Ortho Biotech Inc., a Johnson & Johnson company. As the senior clinical leader at Ortho Biotech and previously at J&J’s R.W. Johnson Pharmaceutical Research Institute (PRI), she led the clinical teams responsible for NDA approvals for Procrit® (epoetin alpha), that company’s largest single product. She had similar leadership responsibilities for the approvals of Leustatin®, Renova®, Topamax®, Levaquin®, and Ultram®. Prior to joining J&J, Dr. Itri was associated with Hoffmann-La Roche, most recently as Assistant Vice President and Senior Director of Clinical Investigations, where she was responsible for all phases of clinical development programs in immunology, infectious diseases, antivirals, AIDS, hematology and oncology. Under her leadership in the areas of recombinant proteins, cytotoxic drugs and differentiation agents, the first successful Product License Application (PLA) for any interferon product (Roferon-A®; interferon alfa) was compiled. Dr. Itri is married to Dr. Warrell, our Chief Executive Officer and Chairman.
See pages 9, 10 and 22 of the revised proxy attached hereto as Exhibit A.
Proposal Two, page 8
8.	In your explanation of the proposed amendment to your restated certificate of incorporation, as amended, to increase the authorized number of shares of capital stock available for issuance, and the accompanying Board recommendation to approve such amendment, you state, “Approval of the proposed amendment and any issuance of Common Stock would not affect the rights of the holders of our Common Stock currently outstanding, except for the effects incidental to increasing the outstanding number of shares of Common Stock, such as dilution of earnings per share and voting rights of current holders of our Common Stock.”
However, in the section entitled, Effect of the Subsequent Closing on Existing Stockholders, on page 11, you explain that, should each investor elect to exercise their option to convert the Notes into Common Stock of the Company, the issuance of such shares, “will have a significant dilutional affect of the voting interests of Existing Stockholders. This issuance would also have a dilutive affect on earnings per share and may adversely affect the market price of our common stock.”
It appears to us that the amendment’s effects could be very significant, rather than merely incidental. Please revise throughout to describe the significant effects the amendment could have and to consistently articulate their importance, rather than characterizing them as incidental.
Response to Comment 8:

Securities and Exchange Commission
August 8, 2008

Thank you for your comment. With respect to the rights of the existing holders of Common Stock, the approval of the amendment to the Restated Certificate of Incorporation will not have any effect on the legal rights of such holders. The Company is not altering any of the legal rights of the Common Stock pursuant to the proposal to amend our Restated Certificate of Incorporation. However, increasing the authorized shares of Common Stock will have a dilutional effect on the Common Stock holders. We refer to this effect as incidental as it will always occur in connection with any increase in the authorized shares of capital stock of any company. This dilutional impact does not affect the rights of the Common Stock holders, but it will affect the value of earnings per share and the voting interest of the Common Stock holders. Therefore, to address the Staff’s comments, we propose to revise the language as follows:
“Approval of the proposed amendment and any issuance of Common Stock would not affect the rights of the holders of our Common Stock currently outstanding. However, approval of the proposed amendment and any issuance of Common Stock will increase the outstanding number of shares of Common Stock, thereby causing dilution in earnings per share and voting interests of the outstanding Common Stock. In the event that the amendment is approved and all shares under the convertible notes are converted to Common Stock, there will be a large increase in the outstanding number of shares of Common Stock, thereby causing significant dilution in earnings per share and voting interests of the outstanding Common Stock.”
See page 11 of the revised proxy attached hereto as Exhibit A.
9.	It appears that some of your executive officers and directors have an interest in this proposal. For example, we note that two of your executive officers purchased convertible notes. We further note that some of your executive officers will receive payments as a result of the financing. Please create a new subsection in which you describe the interests of these persons in this proposal. In that subsection, please provide all of the disclosure required by Item 5 of Schedule 14A.
Response to Comment 9:
Thank you for your comment. However, please note that we are not seeking approval of the notes and the executive officers only have a direct interest in the June 2008 convertible note financing, and have an indirect interest in the charter amendment. Therefore, we believe that Item 5 of Schedule 14A was not applicable in this circumstance. However, to address the Staff’s comments, we propose to include the disclosure required by Item 5, and add the following language:
“INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
In connection with Proposal 2, we are requesting approval to increase the total number of authorized shares of capital stock available for issuance from 255,000,000, consisting of 250,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, to 6,005,000,000, consisting of 6,000,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. We have requested this approval in order to satisfy certain requirements of the

Securities and Exchange Commission
August 8, 2008

June 2008 convertible note financing (as discussed in Proposal 2). Each of Dr. Raymond Warrell, our Chief Executive Officer and Chairman, and Dr. Loretta Itri, our President, Pharmaceutical Development and Chief Medical Officer, participated in the initial closing of the June 2008 convertible note financing by purchasing $1,950,000 and $300,000, respectively, of such notes.”
See page 17 of the revised proxy attached hereto as Exhibit A.
10.	In the fourth paragraph on page 8, you state that you may use some of the shares you are asking stockholders to authorize to expand your business or product lines through the acquisition of other businesses or products; establishing strategic relationships with other companies, etc. Please state whether or not you have any specific plans, arrangements, understandings or agreements to issue shares in connection with any of these listed or other prospective activities that you have not otherwise discussed in the proxy statement.
Response to Comment 10:
Thank you for your comment. We propose to add the following language:
“Currently, we do not have any specific plans, arrangements, understandings or agreements to issue shares in connection with the foregoing prospective activities.”
See page 11 of the revised proxy attached hereto as Exhibit A.
Description of the Transaction, page 9
11.	Please state whether or not there are any registration rights pertaining to the notes or the shares underlying the notes.
Response to Comment 11:
Thank you for your comment. We propose to add the following language:
“The Notes and the shares of common stock underlying the Notes do not have any registration rights under the terms of the securities purchase agreement.”
See page 12 of the revised proxy attached hereto as Exhibit A.
Effect of the Transaction on the Investors, page 10
12.	Please clarify the significance of footnote (3) to this section. The statement preceding the footnotes states, “The following footnotes shall apply to each of the foregoing tables”; however, there is no corresponding footnote (3) in either of the foregoing tables.

Securities and Exchange Commission
August 8, 2008

Response to Comment 12:
Thank you for your comment. Footnote (3) is located in the first table on page 10 under the column “Beneficial Ownership of Investors prior to the Initial Closing”. It is next to the number of shares beneficially owned by the investors prior to the Initial Closing. We propose to superscript the font of Footnote (3) to emphasize its location.
See page 13 of the revised proxy attached hereto as Exhibit A.
Why We Entered Into This Transaction, page 12
13.	Please state whether or not the board of directors believes the financing and charter amendment are fair to and in the best interests of the non-affiliated stockholders. Also, describe what factors the board of directors considered in reaching its apparent conclusion that the transactions are fair to the non-affiliated stockholders.
14.	Please disclose what if any steps or actions the board undertook to determine that the valuation at which it sold the securities was fair and appropriate. Was it advised by a financial adviser? Did any advisers deliver opinions regarding fairness or valuation?
Response to Comments 13 and 14:
Thank you for your comment. We propose to add the following language:
“For at least the last twelve months, the Board attempted to pursue several strategic alternatives. However, at the time of the financing, the only alternative to the June 2008 convertible note financing was to file for bankruptcy. The Board of Directors consulted with and was advised by their financial advisor Rodman & Renshaw LLC; however, they did not obtain a fairness opinion. Based upon their internal discussions regarding strategic alternatives and advice from their financial advisor, the Board of Directors determined that the June 2008 convertible note financing was fair and in the best interests of the non-affiliated stockholders and the Board of Directors unanimously approved the June 2008 convertible note financing.”
See page 16 of the revised proxy attached hereto as Exhibit A.
Compensation of Directors, page 16
15.	In footnote 2, please disclose or cross-reference the assumptions you used to make your FAS 123R calculations.
Response to Comment 15:
Thank you for your comment. We have included a cross-reference to the FAS 123R assumptions set forth in the Company’s Annual Report on Form 10-K, as amended.

Securities and Exchange Commission
August 8, 2008

See page 20 of the revised proxy attached hereto as Exhibit A.
Certain Relationships and Related Transactions, page 16
16.	Please elaborate on the policies and procedures for the review and approval of the related party transactions with Dr. Warrell and Dr. Itri disclosed in this section, according to the provisions of Item 404(b) of Regulation S-K, as required by Item 7 of Schedule 14A.
Response to Comment 16:
Thank you for your comment. We propose to add the following language:
“The Company has set forth certain policies and procedures with respect to the review and approval of related-party transactions. Specifically, pursuant to the Company’s Audit Committee Charter, the Audit Committee is required to review and approve any related-party transactions. In connection with such review and approval, the Audit Committee may retain special legal, accounting or other advisors and may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to meet with any members of, or advisors to, the Audit Committee as well as perform any other activities consistent with this charter, the Company’s by-laws, and governing law, as the Audit Committee or the Board deems necessary or appropriate. In connection with the June 2008 convertible note financing and in accordance with the Audit Committee Charter, the Audit Committee reviewed and approved the June 2008 convertible note financing with Dr. Warrell and Dr. Itri.”
See page 21 of the revised proxy attached hereto as Exhibit A.
Compensation Discussion and Analysis, page 22
17.	In your discussion of the September 2007 Retention Stock Option Grants you explain that, “the Committee approved the 2007 Stock Incentive Plan, contingent upon shareholder approval in 2008”. However, on both page 62 of your Form 10—K for the period ending 12/31/2007, filed on 3/17/2008, and on page 13 your, Form 10-Q for the period ending 3/31/2008, filed 5/8/2008, you state that these grants are, “conditioned upon receipt of such approval on or before September 17, 2008. Should such shareholder approval not be obtained on or before such date, the plan will terminate and any awards granted pursuant to the plan will terminate and cease to be outstanding.”

Given that the September 2008 deadline for shareholder approval of these grants is nearing, and that approval for these grants is not proposed in this Proxy, please discuss herein or elsewhere in your discussion of Compensation Discussion and Analysis, any risks or anticipated consequences of termination of these grants. Also, tell us why you have yet to seek stockholder approval of the plan and when you plan to do so.

Securities and Exchange Commission
August 8, 2008

Response to Comment 17:
Thank you for your comment. At the time the preliminary proxy was filed, the Company’s intention was to first seek stockholder approval of the June 2008 convertible note financing, and only after stockholders approval was obtained, then to seek stockholder approval for the 2007 Stock Incentive Plan. As a result, the Company did not include a stockholder proposal setting forth the details of such Plan. The Company is considering a new stock incentive plan.
Based upon the foregoing, we do not intend to add any additional disclosure to the Company’s proxy statement with respect to Comment 17.
18.	In this section, you describe various change of control and other similar provisions of plans and agreements, for example under the bonus plan. You also state that executive officers were entitled to receive greater compensation upon the raising of capital, etc. In each case, please state what the effect of the note offering and conversion of the notes would have as they relate to these various provisions.
Response to Comment 18:
Thank you for your comment. Each of the agreements discussed above contain certain provisions with respect to a change in control. However, a change in control is narrowly defined and excludes any new issuances of equity securities. As a result, the June 2008 convertible note financing and the conversion of the related notes will not result in change in control because it is a new issuance of equity securities and, therefore, will not result in greater compensation under these agreements.
Based upon the foregoing, we do not intend to add any additional disclosure to the Company’s proxy statement with respect to Comment 18.
* * *
In addition, please note that we have updated the Report of the Audit Committee to reflect the change in our independent registered public accounting firm. See pages 39, 40 and 41 of the revised proxy attached hereto as Exhibit A.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
August 8, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing are responsive to the Staff’s Comment letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 219-3125.
Sincerely,

/s/ Gary Siegel
Gary Siegel
Vice President, Finance
cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP